

07002141

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22567

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stofan, Agazzi & Company Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2801 Black Road, Suite 101
(No. and Street)

Joliet	IL	60435
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Stofan (815) 729-1266
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Slattery, Noonan & Co., LLC
(Name – *if individual, state last, first, middle name*)

701 Essington Road, Suite 100,	Joliet	IL	60435
(Address)	(City)	(State)	(Zip Code)



RECEIVED
FEB 27 2007
WASH. D.C.
185
SECTION

PROCESSED
APR 04 2007
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Stofan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stofan, Agazzi & Company Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title



OFFICIAL SEAL
MICHAEL J NOONAN
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/18/10

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART II [11]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16]   2) Rule 17a-5(b) [ ] [17]   3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19]   5) Other [ ] [26]

NAME OF BROKER-DEALER: Stofan, Agazzi & Company Inc. [13]

SEC FILE NO.: 8-22567 [14]

FIRM I.D. NO.: 7596 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

2801 Black Road, Suite 101 [20]
(No. and Street)

Joliet [21] IL [22] 60435 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 01/01/06 [24]

AND ENDING (MM/DD/YY): 12/31/06 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT — **(Area Code) — Telephone No.**

Mark Stofan [30] (815)729-1266 [31]

NAMES OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: | OFFICIAL USE

N/A [32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITIED REPORT [X] [42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements, and schedukes remain true, correct and complete as previously submitted.

Dated the 23 day of February, 2007

Manual signatures of:

1) ______________________
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatement or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

STOFAN, AGAZZI & COMPANY INC.

FINANCIAL REPORT
Years Ended December 31, 2006 and 2005

TABLE OF CONTENTS

Certified Public Accountants & Consultants

Slattery, Noonan & Co. LLC

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
of Stofan, Agazzi & Company Inc.

We have audited the accompanying statements of financial condition of Stofan, Agazzi & Company Inc. (a Delaware Corporation) as of December 31, 2006 and 2005, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stofan, Agazzi & Company Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12 through 36 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Slattery, Noonan & Co., LLC

Joliet, Illinois
February 22, 2007

STOFAN, AGAZZI & COMPANY INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2006 and 2005

ASSETS	2006	2005
Current assets		
Cash	$ 232,991	$ 200,743
Temporary investments	102,733	75,770
Receivable from clearing organization	86,810	83,037
Receivable from mutual fund companies	24,837	25,069
Income tax refunds receivable	-	7,934
Deferred income tax benefit	3,000	2,600
Prepaid expenses	11,574	23,199
Total current assets	461,945	418,352
Furniture, fixtures and leasehold improvements		
Furniture and fixtures	59,914	59,914
Leasehold improvements	12,475	12,475
Total, at cost	72,389	72,389
Less accumulated depreciation	31,380	21,283
Total furniture, fixtures and leasehold improvements	41,009	51,106
Other assets		
Securities owned, marketable, at market value	40,027	45,734
Deposit with clearing organization	51,670	50,000
Segregated cash amount	1,499	1,718
Securities owned, not readily marketable, at cost	200	200
Cash value of officers' life insurance	132,657	172,074
Total other assets	226,053	269,726
Total assets	$ 729,007	$ 739,184

The accompanying notes are an integral part of these statements.

LIABILITIES AND STOCKHOLDERS' EQUITY		2006		2005
Current liabilities				
Accounts payable	$	10,777	$	4,391
Accrued expenses:				
Accrued commissions		20,195		21,640
Profit sharing		88,250		88,250
Other		92		405
Income taxes payable		6,900		-
Total current liabilities		126,214		114,686
Other liabilities				
Special reserve account		1,506		1,725
Deferred income taxes		9,200		10,000
Total liabilities		136,920		126,411
Stockholders' equity				
Common stock, $.50 par value, 1,800 shares authorized, 900 shares issued, 800 shares outstanding		450		450
Additional paid-in capital		89,550		89,550
Retained earnings		537,384		558,070
		627,384		648,070
Less: 100 shares of common stock in treasury, at cost		35,297		35,297
Total stockholders' equity		592,087		612,773
Total liabilities and stockholders' equity	$	729,007	$	739,184

STOFAN, AGAZZI & COMPANY INC.
STATEMENTS OF INCOME
Years ended December 31, 2006 and 2005

	2006	2005
Revenues		
Commissions	$ 1,715,608	$ 1,595,856
Investment in securities - unrealized gain (loss)	(5,707)	32,474
Interest	31,197	4,036
Miscellaneous	1,016	850
Total revenues	1,742,114	1,633,216
Expenses		
Employee compensation, commissions and benefits	1,215,886	1,058,220
Ticket charges and floor brokerage	158,433	141,545
Payroll taxes	60,068	59,540
Operating expenses	323,717	317,610
Loss from abandonment of furniture and fixtures	-	26,408
Total expenses	1,758,104	1,603,323
Income (loss) before income taxes	(15,990)	29,893
Provision for income taxes	4,696	12,200
Net income (loss)	$ (20,686)	$ 17,693
Earnings (loss) per common share	$ (25.86)	$ 22.12

The accompanying notes are an integral part of these statements.

STOFAN, AGAZZI & COMPANY INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years ended December 31, 2006 and 2005

	Common Stock		Additional Paid-In Capital	Retained Earnings	Treasury Stock	
	Shares	Amount			Shares	Amount
Balance at December 31, 2004	800	$ 450	$ 89,550	$540,377	100	$ (35,297)
Net income		-	-	17,693		-
Balance at December 31, 2005	800	450	89,550	558,070	100	(35,297)
Net (loss)		-	-	(20,686)		-
Balance at December 31, 2006	800	$ 450	$ 89,550	$537,384	100	$ (35,297)

The accompanying notes are an integral part of these statements.

STOFAN, AGAZZI & COMPANY INC.
STATEMENTS OF CASH FLOWS
Years ended December 31, 2006 and 2005

	2006	2005
Cash flows from operating activities		
Net income (loss)	$ (20,686)	$ 17,693
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	10,097	8,887
Loss from abandonment of furniture and fixtures	-	26,408
Deferred income taxes	(1,200)	10,400
Increase (decrease) in cash value of life insurance	(2,907)	6,399
Effects of changes in operating assets and liabilities:		
Receivable from clearing organization	(3,773)	36,365
Receivable from mutual fund companies	232	(805)
Income tax refunds receivable	7,934	(978)
Income taxes payable	6,900	-
Prepaid expenses	11,625	9,180
Securities owned, net	5,707	(32,474)
Accounts payable and accrued expenses	4,628	42,777
Net cash provided by operating activities	18,557	123,852
Cash flows from investing activities		
Proceeds from temporary investments	75,770	-
Purchase of temporary investments	(102,733)	(75,770)
Deposit with clearing organization	(1,670)	99
Proceeds from surrender of life insurance	36,510	-
Premiums applied to cash value of life insurance	5,814	(12,798)
Purchase of furniture, fixtures and leasehold improvements	-	(57,863)
Deposit - furniture and fixtures	-	9,000
Net cash provided by (used in) investing activities	13,691	(137,332)
Net increase (decrease) in cash	32,248	(13,480)
Cash, beginning of year	200,743	214,223
Cash, end of year	$ 232,991	$ 200,743

The accompanying notes are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and nature of business

Stofan, Agazzi & Company Inc. was incorporated on April 1, 1978, in the state of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC). The Company's principal business activity is to purchase and sell securities as an agent or broker for its customers consisting of individuals and various types of businesses located primarily in the Joliet, Illinois area. The Company's fiscal year ends on December 31.

Note 2. Significant accounting policies

Basis of Presentation and Commission Revenue and Expense

The Company maintains its books on the accrual basis of accounting. Securities transactions are recorded on a settlement date basis with related commission revenue and expense recorded on a trade date basis.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers cash and highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Concentration of Credit Risk

The Company invests its excess cash in both deposits with banks and other high quality, short-term liquid money market instruments. The Federal Deposit Insurance Corporation (FDIC) insures bank accounts up to $100,000. At December 31, 2006 and 2005, the Company's bank accounts and money market instruments exceeded the federally insured limit by $308,646 and $146,824, respectively.

Depreciation

Furniture and fixtures are depreciated using accelerated methods over their estimated useful lives which range from five to ten years. Leasehold improvements are amortized using accelerated and straight-line methods over their estimated useful lives of ten years.

Income Taxes

The Company is taxed under the Internal Revenue Code as a Corporation. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS

Fully Disclosed Method of Operations

The Company is exempt from the reserve requirements of SEC rule 15c3-3 because it transacts all business on a fully disclosed basis through First Clearing, LLC of Richmond, Virginia and various mutual fund companies. As of August 2005, all customers' positions and balances are carried on the books of First Clearing, LLC and various mutual fund companies. Prior to August 2005, the Company transacted business on a fully disclosed basis through City Securities Corporation of Indianapolis, Indiana.

Advertising Costs

The Company expenses advertising costs when paid.

Reclassifications

Certain amounts in the 2005 financial statements have been reclassified for comparative purposes to conform with the presentation in the 2006 financial statements.

Note 3. Securities Owned

Marketable securities owned consist of investment securities in corporate stock which had a market value of $40,027 at December 31, 2006 and $45,734 at December 31, 2005.

Securities owned, not readily marketable consist of corporate stock that is a restricted security under the Securities Act of 1933. The stock is not readily marketable and is subject to specific ownership, voting, and transfer restrictions. At December 31, 2006 and 2005, the securities are reported at a cost value of $200, respectively.

Note 4. Life Insurance

The Company is the owner and beneficiary of life insurance policies carried on its officers. The cash surrender values and face amounts of the policies are as follows:

	Face Amount of Policies		Cash Surrender Value	
Officer	**2006**	**2005**	**2006**	**2005**
George M. Stofan	$ 262,500	$ 262,500	$ 132,657	$ 135,460
Robert A. Agazzi	-	159,000	-	36,614
Total	$ 262,500	$ 421,500	$ 132,657	$ 172,074

In 2006, the Company redeemed the policy of Robert A. Agazzi for its cash surrender value.

Note 5. Common Stock and Earnings (Loss) Per Common Share

Earnings (loss) per common share was computed by dividing net income for the year by the weighted average number of common shares outstanding during the year, 800 shares for 2006 and 2005.

Note 6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006 and 2005, the Company had net capital, as defined, of $529,267 and $519,874, respectively, which exceeded the minimum net capital requirement of $250,000 at December 31, 2006 and 2005. The Company's aggregate indebtedness to net capital ratio, as defined, was .238 to 1 and .221 to 1 at December 31, 2006 and 2005, respectively, which were below the maximum ratio allowable.

Note 7. Total Rent Expense and Lease Commitments

The Company rents office space from a related party under an informal month to month agreement requiring payments of $4,750 per month and payments of real estate taxes and building association fees. Rent expense under this lease was $73,557 for 2006 and $46,317 for 2005.

Prior to February 14, 2005, the Company rented office space from STAG Building Partnership, a related party, under an informal agreement. Rent expense for the STAG Building Partnership lease was $7,500 for 2005.

Note 8. Loss from Abandonment of Furniture and Fixtures

The Company moved to another office in February 2005. The loss from abandonment of furniture and fixtures of $26,408 in 2005 results from assets that were disposed or abandoned during the move to the new location.

Note 9. Advertising Costs

Total advertising costs recognized by the Company for the years ended December 31, 2006 and 2005 were $32,049 and $25,626 respectively.

Note 10. Profit Sharing Retirement Plans

The Company maintains a qualified profit sharing retirement plan which includes a deferred savings provision under Internal Revenue Code Section 401(k). All employees of the Company are eligible to participate. Contributions are discretionary and are determined by the Board of Directors annually. Total profit sharing contributions to the plan for the years ended December 31, 2006 and 2005 were $77,502 and $76,918, respectively.

The Company also matches 25% of a participant's elective Section 401(k) salary deferrals up to 5% of the participating employee's annual compensation. Matching contributions for the years ended December 31, 2006 and 2005 were $10,748 and $11,332, respectively.

Note 11. Income Taxes

A reconciliation of the provision for income taxes at the United States statutory income tax rates to the Company's actual provision for income taxes is as follows:

	2006		2005	
Expected income tax expense at U. S. statutory tax rate	$	4,100	$	500
Effect of state income taxes, net of U. S. income tax effects		2,100		(300)
Deferred taxes		(1,200)		10,400
Nondeductible expenses		(304)		1,600
Total provision for income taxes	$	4,696	$	12,200

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (accelerated depreciation methods used for income tax), investment in equity securities (unrealized gain not recognized for income tax until the securities are sold), and accrued commissions payable (accrued commissions to greater than fifty percent shareholder not deducted for income tax until paid).

At December 31, 2006, deferred income tax assets were $ 3,000, and deferred income taxes (liabilities) were $ 9,200. At December 31, 2005, deferred income tax assets were $2,600, and deferred income taxes (liabilities) were $10,000.

Note 12. Statements of Cash Flows Disclosures

During 2006, there was no cash paid for income taxes, and cash received for income tax refunds was $8,938. Cash paid for income taxes was $2,778 in 2005. There was no cash paid for interest expense in 2006 or 2005.

SUPPLEMENTAL INFORMATION

STOFAN, AGAZZI & COMPANY INC.
SCHEDULES OF OPERATING EXPENSES
Years ended December 31, 2006 and 2005

	2006	2005
Advertising	$ 32,049	$ 25,626
Legal and professional fees	11,633	11,672
Travel, promotion and entertainment	34,391	30,086
Contributions	2,980	350
Dues and subscriptions	4,331	5,208
Insurance	75,671	93,757
Office supplies and postage	12,885	36,161
Miscellaneous, including errors and omissions	8,664	13,028
Rent	73,557	53,817
Repairs and maintenance	889	2,565
News service	17,599	1,763
Telephone	6,168	7,441
Utilities	4,303	5,950
Registration and other fees	12,252	11,447
Depreciation	10,097	8,887
Officers' life insurance, net	16,248	9,852
Total operating expenses	$ 323,717	$ 317,610

END